Exhibit 99(e)(10)

Non-binding unofficial translation into English for information purposes only. Original in French.

WAVECOM

French “Sociéte Anonyme” with a capital of 15 796 591 euros

Registered Office: 3, Esplanade du Foncet

92442 Issy les Moulineaux Cedex

Company Registrar of Nanterre 391 838 042

EXTRACT OF

MINUTES

OF THE BOARD MEETING

HELD ON JUNE 17, 2008

The year two thousand and eight

The 17th of June, 6.00 p.m. CET

At the head office

The Directors of WAVECOM met at a Board Meeting convened by the Chairman, Mr. Michel Alard.

(…)

A quorum of more than half the members of the Board being present, the Chairman declared the meeting open and regularly constituted.

(…)

#1	Review of the Base Salary and bonus (or Annual Incentive—item 5 of the term sheet)

The Compensation Committee discussed the overall fixed and variable compensation of Ron Black. It is agreed that this compensation should be reviewed and increased. However, it is agreed that, in order to encourage the CEO to meet certain objectives, only the variable part of his compensation (or Annual Incentive) shall be re-evaluated.

It is therefore proposed to the board that the Annual Incentive be increased by €120,000 and therefore fixed at €401,000.

The criteria for paying the Annual Incentive would be reviewed year by year, but should be slightly more detailed than by the past. In addition to the current criterion which was to achieve the annual business plan and budget as approved by the board, it would be proposed to fix the following objectives:

-	finalize one or several acquisitions

-	maintain profitability

#2	Expatriation package (item 10 of the term sheet)

It is quite common that expatriation packages have duration of five years. Therefore, the Committee proposes the renewal of the CEO’s expatriation package for one year (meaning the school fees for school year 2008-09 and the housing until July 2009). Such an advantage in kind is evaluated at a maximum amount of €180,000.

(…)

#5	Special Incentive

The Committee proposes to the Board to fix a special incentive (hereafter “Special Incentive”) linked to the achievement of a tender offer on the shares of the company resulting in the acquisition by a third party of the company at a premium of at least 40%. This Special Incentive would be fixed at one year of salary (therefore the addition of the Base Salary and the Annual Incentive).

(…)

After deliberation, the Board unanimously (the CEO not taking part to the vote):

-	decides to accept the proposals made and presented by the Compensation and Nomination Committee and, as a consequence, modifies certain elements of the CEO’s compensation and the related objectives.

(…)

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